[Hughes Hubbard & Reed LLP Letterhead]

April 26, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Attention: Daniel F. Duchovny, Esq.

Re:	Sybron Dental Specialties, Inc.
Schedule 14D-9C filed April 12, 2006
Schedule 14D-9 filed April 19, 2006
SEC File No. 005-60091

Dear Mr. Duchovny:

On behalf of our client Sybron Dental Specialties, Inc. (the “Company”) we are filing the attached Amendment No. 1 to the Schedule 14D-9, in response to your comment letter of April 21, 2006 and to provide disclosure regarding a recently filed lawsuit.

For your convenience, we have included your comments below in bold with the Company’s corresponding responses following each bold comment. The Company does not believe that the information contained in the Amendment is material or that the Amendment would constitute a material change in the information provided to stockholders, and therefore does not intend to disseminate materials to stockholders other than by filing the Amendment via EDGAR.

Schedule 14D-9C

Forward-Looking Statements

1. We note in the joint press release dated April 12 (and in other documents relating to the tender offer in the above-mentioned filings) that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001

U.S. Securities and Exchange Commission

April 26, 2006

Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

The Company confirms that, in all future communications in connection with the tender offer, it will avoid making references to the Private Securities Litigation Reform Act of 1995.

2. We note the disclaimer that you do not undertake any obligation to update any forward-looking statements as a result of developments occurring after the date of your document. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid using this statement in all future communications.

The Company confirms that, in all future communications in connection with the tender offer, it will avoid using the disclaimer regarding not undertaking any obligation to update forward-looking statements.

Schedule 14D-9

Item 3. Past Contracts, Transactions – Arrangements with Executive Officers, page 2

3. With respect to your disclosure in this item please tell us why you need to qualify your disclosure “to the best of [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Please also apply this comment to the section of your document entitled “Interest in Securities of the Subject Company.”

The Company cannot know with certainty whether all such information is accurate, and is amending the disclosure to state that its knowledge is after “due inquiry.”

Solicitation or Recommendation – Background, page 5

4. Please tell us whether Credit Suisse prepared any reports in its role as your financial advisor. If so, please provide us a copy of such report supplementally.

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April 26, 2006

A copy of the written materials presented by Credit Suisse to the Board of Directors of the Company on April 11, 2006 in connection with the rendering of Credit Suisse’s fairness opinion is being supplementally provided to the staff under separate cover by counsel to Credit Suisse pursuant to Rule 12b-4 under the Exchange Act.

Solicitation or Recommendation – Reasons for the Recommendation, page 10

5. Refer to the third bullet point in this section. Please expand your disclosure to describe how the offer price was a “significant premium over historical prices.” What premium was determined and over what historical prices?

The Company is amending the disclosure to delete the reference to the knowledge of the Board of Directors of the Company and to state that the offer price represents “generally a significant premium over the historical trading price of the Shares as set forth in Section 6 (“Price Range of the Shares; Dividends”) of the Offer.”

Persons/Assets Retained, Employed, Compensated or Used, page 13

6. Please quantify the compensation paid to Credit Suisse by the company, the bidders and their respective affiliates during the past two years. Refer to Item 1011(b) of Regulation M-A.

The Company is amending the Schedule 14D-9 to disclose the amount of compensation to be paid to Credit Suisse pursuant to its engagement as part of the summary of the material terms of the Company’s compensation arrangements with Credit Suisse required by Item 1009 of Regulation M-A even though such compensation is not being paid for Credit Suisse to solicit or recommend tenders of securities. Credit Suisse does not believe that disclosure of the compensation paid to Credit Suisse by the Company, the bidders and their respective affiliates during the last two years is required by the Commission’s rules and regulations or is material to the stockholders’ decision whether or not to tender their shares. Credit Suisse notes that, unlike Schedule 14A, Registration Statements on Form S-4 and Schedule 13E-3, Schedule 14D-9 does not require the disclosure of the information called for by Item 1015(b)(4) of Regulation M-A which generally requires disclosure of material relationships that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between an opinion provider, its affiliates and/or unaffiliated representatives and the subject

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April 26, 2006

company or its affiliates. Credit Suisse believes that, since the rules and regulations of the Commission could have, but do not, require the disclosure of the information called for by Item 1015(b)(4) of Regulation M-A in Schedule 14D-9, Item 1011(b) of Regulation M-A should not be read to implicitly require the disclosure of such information with respect to the company or the bidders and that disclosure of the amount of compensation that Credit Suisse was paid by the Company, the bidders and their respective affiliates during the past two years would not have actual significance in the deliberations of a reasonable shareholder or significantly alter the “total mix” of information made available.

Closing Information

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Enclosed herewith, please find the Company’s Amendment No. 1 to the Schedule 14D-9, which is responsive to the Staff’s Comment Letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission

April 26, 2006

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has authorized us to acknowledge the foregoing on its behalf.

If you have any questions regarding the enclosed, please call me at (213) 613-2834. Thank you.

Very truly yours,

/s/ Ray La Soya

Ray La Soya

cc:	Stephen J. Tomassi, Esq.
Paul Bernstein, Esq.
Bruce C. Davidson, Esq.